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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
      PURSUANT TO SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                                 SYSTEMED INC.
                           (NAME OF SUBJECT COMPANY)

                                 SYSTEMED INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                             COMMON STOCK 871853107
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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              SAM WESTOVER, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                 SYSTEMED INC.
                             970 WEST 190TH STREET
                           TORRANCE, CALIFORNIA 90502
                                 (310) 538-5300
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
    TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING
                                   STATEMENT)

                               ----------------

                                WITH A COPY TO:

                             ROBERT B. KNAUSS, ESQ.
                             MUNGER, TOLLES & OLSON
                       355 SOUTH GRAND AVENUE, 35TH FLOOR
                       LOS ANGELES, CALIFORNIA 90071-1560
                                 (213) 683-9137

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ITEM 1. SECURITY AND SUBJECT COMPANY.

  The name of the subject company is Systemed Inc., a Delaware corporation (the "Company"), and the address of its principal executive offices is 970 West 190th Street, Suite 400, Torrance, California 90502. The title of the class of equity securities to which this Schedule 14D-9 relates is the Common Stock, par value $.001 per share of the Company (the "Common Stock" or the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER.

  This Schedule 14D-9 relates to the tender offer made by S Acquisition Corp. ("Purchaser"), a Delaware corporation and wholly owned subsidiary of Merck-Medco Managed Care, Inc. ("Medco"), a Delaware corporation and subsidiary of Merck & Co., Inc. ("Merck"), a New Jersey corporation, disclosed in a Tender Offer Statement on Schedule 14D-1 dated June 11, 1996, to purchase all outstanding shares of Common Stock at a price of $3.00 net per share in cash upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 11, 1996 (the "Offer to Purchase"), and in the related Letters of Transmittal (which together constitute the "Offer").

  The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 28, 1996, and as amended and restated as of June 10, 1996 (the "Merger Agreement"), among Purchaser, Medco, Merck and the Company. A copy of the press release issued by the Company on April 29, 1996 announcing the Merger (as defined in Item 3(b)(ii) below) is filed as Exhibit 1 hereto and is incorporated herein by reference. A copy of the Merger Agreement is filed as
Exhibit 2 hereto and incorporated herein by reference. A copy of the press release issued by the Company on June 11, 1996 announcing the Offer is filed as Exhibit 6 and is incorporated herein by reference.

  According to the Offer to Purchase, the address of the principal executive offices of Merck, Medco and Purchaser is 100 Summit Avenue, Montvale, New Jersey 07645.

ITEM 3. IDENTITY AND BACKGROUND.

  (a) The name and business address of the Company, which is the person filing this statement, is set forth in Item 1 above.

  (b)(i) Certain contracts, agreements, arrangements and understandings between the Company and certain of its directors and executive officers are described under the heading "Election of Directors--Board Compensation" and "Executive Compensation" on pages 4 through 8 of the Company's Proxy Statement, dated April 19, 1996, for its May 24, 1996 Annual Meeting of Stockholders (the "1996 Proxy Statement"). Copies of these pages are attached as Exhibit 3 hereto and are incorporated herein by reference. The following supplements the information set forth in the 1996 Proxy Statement.

  Stock Options. The board of directors of the Company (the "Board" or the "Board of Directors") and executive officers of the Company have previously been granted stock options ("Stock Options") to purchase an aggregate of 2,707,775 shares of Common Stock. The Merger Agreement provides that Stock Options may either be cancelled in exchange for a cash payment equal to the excess of $3.00 over the exercise price per share of Common Stock under the Stock Option, or converted into options to acquire shares of Common Stock, no par value, of Merck ("Merck Common Stock"). See "Terms of the Merger Agreement--Stock Options." None of the Stock Options granted to the Company's directors and executive officers has an exercise price that is less than $3.00 per share and, accordingly, no cash payments are expected to be made with respect to such Stock Options.

  Each of the directors of the Company (other than Sam Westover, the Company's Chief Executive Officer, who is not eligible to receive such options) has agreed to forego certain stock options he was otherwise entitled to receive in 1996 under the Company's 1993 Nonemployee Director Stock Option Plan.

  Severance and Other Arrangements. Certain executive officers of the Company have severance and other arrangements with the Company which may be triggered by consummation of the Offer or Merger.

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  Under the terms of a Change of Control Severance Agreement (the "Severance
Agreement") dated September 29, 1995, between the Company and Mr. Westover, in the event of an Involuntary Termination of Mr. Westover's employment within three years of the Merger, Mr. Westover will be entitled to receive a payment equal to two times his Annual Base Compensation. Annual Base Compensation is the greater of (i) annual base salary and target bonus on the date of the Merger, and (ii) annual base salary and target bonus on the date of Involuntary Termination. Involuntary Termination is defined to include termination of employment by: (a) discharge by the Company for any reason other than for cause; or (b) resignation within six months of (1) a reduction in the annual base salary or target bonus immediately prior to the Effective Time (as defined below), (2) any significant reduction in the nature or scope of duties or responsibilities from those applicable immediately prior to the Effective Time, or (3) a change in the location of the principal place of employment by more than 20 miles. As a result of the Merger, the Company would be a wholly-owned subsidiary of Medco rather than an independent publicly-held company. Accordingly, there was some uncertainty as to whether the Merger would automatically result in a significant reduction in the nature or scope of Mr. Westover's duties, which would give him the right to terminate his employment and receive payments under the Severance Agreement. Since it was important to Medco to retain Mr. Westover's services for at least 6 months after the Effective Time, the Company and Mr. Westover, at Medco's request, entered into an amendment to the Severance Agreement dated as of April 27, 1996, pursuant to which Mr. Westover would no longer be entitled to receive severance payments if he terminated his employment because of a significant reduction in the nature or scope of his duties after the Merger, but would be entitled to such payments if he terminated his employment for any reason within 6 months after the date which is 6 months after the Effective Time.

  The Company executed certain employment letters with Kenneth Kay, Senior Vice President, Finance and Administration and Chief Financial Officer, Paul Hayase, Vice President, General Counsel and Human Resources, and Secretary, and Robert Nishimura, Senior Vice President, Chief Information Officer of Systemed Pharmacy, Inc., upon their employment with the Company in July 1994, August 1995, and September 1995, respectively. These letters state that upon an acquisition of the Company at a price of less than $8.00 per share, each such officer will receive a payment equal to the difference between the acquisition price per share and $8.00 multiplied by the number of unexercised and unexpired options from the initial grant of options to such officers. Mr. Kay has also entered into a Change of Control Severance Agreement on substantially the same terms as Mr. Westover's agreement, although Mr. Kay's agreement has not been amended like Mr. Westover's.

  The Company has paid to each director (other than Mr. Westover) an additional $5,000 in cash in consideration of such director's devoting and having devoted a substantial amount of additional time as a director in connection with the Offer and the Merger. During the past year, the Board of Directors has held at least fifteen additional meetings to analyze the strategic alternatives available to the Company, including the Offer and the Merger.

  Other than as described in this item, no other executive officers of the Company are entitled to receive severance payments if their positions are eliminated or their responsibilities significantly reduced, other than pursuant to the Company's general severance policy applicable to all employees.

  Indemnification. The Merger Agreement provides that, from and after the Effective Time, the Company (as the surviving corporation in the Merger) will indemnify, defend and hold harmless each person who is at the date of the Merger Agreement, or had been at any time prior to such date, an officer or director of the Company (each, an "Indemnified Party") against all losses, expenses, claims, damages, liabilities or amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation based in whole or in part on the fact that such Indemnified Party is or was a director or officer of the Company, and arising out of actions or omissions occurring at or prior to the Effective Time (including the Offer and the Merger), to the fullest extent a corporation is permitted to indemnify its own directors and officers under the Delaware General Corporation Law ("DGCL"). The Company's indemnification obligations are guaranteed under the Merger Agreement by Medco and Merck. The Merger Agreement also requires Medco to cause the Company's current directors' and officers' liability insurance policies (or comparable policies) to remain in effect for three years after the Effective Time.

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  (ii) Terms of the Merger Agreement. The following is a summary of certain provisions of the Merger Agreement which summary is qualified in its entirety by reference to the Merger Agreement.

  The Offer. The Merger Agreement provides for the commencement of the Offer. The Offer is conditioned upon, among other things, a number of Shares being validly tendered and not properly withdrawn prior to the expiration of the Offer which, upon consummation of the Offer, represent at least a majority of the outstanding Shares on a fully diluted basis (the "Minimum Condition"). The Minimum Condition may be waived by the Purchaser. See "Conditions to Offer" below.

  The Merger Agreement provides that, without the written consent of the Company, Purchaser will not decrease the price per Share payable in the Offer, change the form of consideration payable in the Offer, decrease the number of Shares being sought in the Offer, change or impose additional conditions to the Offer, or amend the Offer in any manner adverse to holders of Shares. Notwithstanding the foregoing, Purchaser may, without the consent of the Company, extend the Offer (i) if at the then scheduled expiration date of the Offer any of the conditions to Purchaser's obligation to accept for payment and pay for shares of Common Stock shall not be satisfied or waived, until such time as such conditions are satisfied or waived; (ii) for an aggregate period of not more than ten business days beyond the initial expiration date of the Offer if all conditions have been satisfied but less than 90% of the outstanding shares of Common Stock have been validly tendered and not withdrawn (not including shares covered by notices of guaranteed delivery); and (iii) for any period required by any rule, regulation, interpretation or position of the SEC or the staff applicable to the Offer.

  Board Representation. The Merger Agreement provides that, promptly upon the purchase of Shares pursuant to the Offer, the Purchaser shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as will give the Purchaser representation on the Board of Directors equal to the product of (a) the total number of directors on the Board of Directors and (b) the percentage that the number of Shares purchased by the Purchaser bears to the number of Shares outstanding, and the Company shall upon request by the Purchaser, promptly increase the size of the Board of Directors and/or exercise its reasonable best efforts to secure the resignations of such number of directors as is necessary to enable the Purchaser's designees to be elected to the Board of Directors and shall cause the Purchaser's designees to be so elected. In the event that the Purchaser's designees are elected to the Board of Directors of the Company, until the Effective Time, the Board of Directors of the Company shall have at least one director who is a director on the date of the Merger Agreement (the "Company Director"). Notwithstanding anything in the Merger Agreement to the contrary, in the event that the Purchaser's designees are elected to the Board of Directors of the Company, after the acceptance for payment of Shares pursuant to the Offer and prior to the Effective Time, the affirmative vote of the Company Director shall be required to (a) amend or terminate the Merger Agreement by the Company, (b) exercise or waive any of the Company's rights, benefits or remedies under the Merger Agreement, (c) extend the time for performance of Medco's and the Purchaser's respective obligations under the Merger Agreement, (d) take any other action by the Board of Directors of the Company under or in connection with the Merger Agreement,
(e) amend, repeal or otherwise modify the provisions with respect to indemnification set forth in the Certificate of Incorporation and By-Laws of the Company on the date of the Merger Agreement, in any manner that would adversely affect the rights thereunder of individuals who at any time prior to the Effective Time were directors or officers of the Company in respect of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by the Merger Agreement), unless such modification is required by law or (f) cancel the Company's current directors' and officers' liability insurance policies (or comparable policies).

  The Merger. The Merger Agreement provides that, following the purchase of Shares pursuant to the Offer, the approval of the Merger Agreement by the stockholders of the Company, if required by the DGCL, and the satisfaction or waiver of other conditions to the Merger, Purchaser will be merged with and into the Company (the "Merger"). Following the Merger, the separate corporate existence of Purchaser (which was formed solely for the purpose of effecting the Merger) would cease and the Company shall continue as the surviving corporation (the "Surviving Corporation") and as a wholly-owned subsidiary of Medco.

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  At the Effective Time, each outstanding share of the Company's Common Stock shall be cancelled and extinguished and each share (other than treasury shares, shares held by Medco or Merck or any of their direct or indirect wholly-owned subsidiaries and shares as to which appraisal rights have properly been exercised) shall by virtue of the Merger be converted into the right to receive $3.00 in cash, without interest. After the consummation of the Merger, the then present holders of Common Stock would cease to have any rights with respect to their shares other than the right to receive $3.00 in cash per share, or any appraisal rights which they may have under the DGCL.

  Each share of capital stock of Purchaser issued and outstanding immediately prior to the Effective Time will be converted into 23,000 shares of the Common Stock, par value $.001, of the Company after the Merger. Each share of Preferred Stock issued and outstanding immediately prior to the Effective Time will continue to be exercisable for the same number of shares of Common Stock of the Company after the Merger. Holders of the Company's 10% Senior Secured Convertible Notes due 2002 will continue to be able to convert such Notes into shares of Common Stock after the Effective Time, and will be entitled to receive cash equal to $3.00 per share of such Common Stock.

  If required by the DGCL, Shares which are held by holders who have properly exercised appraisal rights with respect thereto in accordance with section 262 of the DGCL will not be exchangeable for the right to receive the $3.00 per share, and holders of such Shares will be entitled to receive payment of the appraised value of such Shares unless such holders fail to perfect or withdraw or lose their right to appraisal and payment of the DGCL.

  In the event that the Purchaser shall acquire at least 90 percent of the outstanding Shares and redeems or defeases the Convertible Preferred Stock, the parties agree to take all necessary and appropriate actions to cause the Merger to become effective without a meeting of stockholders of the Company, in accordance with Section 253 of the DGCL.

  Effective Time. The Merger will be consummated at the time (the "Effective Time") that a certificate of merger is filed by the Company and Purchaser with the Secretary of State of the State of Delaware. The Effective Time will be as promptly as practicable after the satisfaction or, if permissible, waiver, of the conditions set forth in the Merger Agreement.

  Representations and Warranties. In the Merger Agreement, the Company, Purchaser, Medco and Merck have made certain representations and warranties to each other with respect to, among other things, their respective organizations and good standings, proper authorization and authority to enter into and perform their respective obligations under the Merger Agreement, required governmental filings and consents, and pending and threatened litigation. The Company has made additional representations to Purchaser, Medco, and Merck with respect to, among other things, its capitalization, governmental permits and authorizations, certain of its public filings (including financial statements), the absence of undisclosed liabilities, or of certain changes and events since January 1, 1996, employee benefit plans and labor matters, tax returns, and certain contracts and commitments.

  Certain Covenants. The Company has agreed that, prior to the Effective Time and unless Medco agrees otherwise, it will (and will cause its subsidiaries to), among other things: (i) operate its business to the extent commercially reasonable only in the usual and ordinary course consistent with past practices; (ii) use commercially reasonable efforts to preserve substantially intact its business organization, maintain rights, franchises, properties, assets and inventories, retain the services of officers and key employees and maintain relationships with customers and suppliers; (iii) with certain limited exceptions, not (a) increase the compensation of any director or executive officer, increase the severance or termination pay of any director, officer or employee, or adopt or amend any employee benefit plan or arrangement, (b) pay any dividend or distribution on, or acquire by redemption or otherwise, any shares of its capital stock, (c) propose or adopt amendments to its Certificate of Incorporation or Bylaws that would have an adverse impact on the Offer or the Merger, (d) issue or propose to issue any shares of capital stock, (e) make any capital expenditure or commitment in excess of

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$250,000, (f) sell or otherwise dispose of assets other than in the ordinary course of business, (g) change its accounting methods or make or rescind any elections, compromise any claims, or change its reporting methods with respect to taxes, (h) incur any indebtedness, or (i) enter into or amend a material contract with a supplier that is not terminable by the Company without penalty upon 90 days' notice, or a contract which restricts the Company from doing business.

  The Company has also agreed that, pending consummation of the Merger, it will not initiate, solicit or encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Competing Transaction, or enter into discussions or negotiate with any person or entity in furtherance of such inquiries or to obtain a Competing Transaction, or agree to or endorse any Competing Transaction, or authorize or permit any of the officers, directors or employees of the Company or any of its subsidiaries or any investment banker, financial advisor, attorney, accountant or other representative retained by the Company or any of the Company's subsidiaries to take any such action and the Company shall promptly notify Medco of all relevant terms of any such inquiries and proposals received by the Company or any of its subsidiaries or by any such officer, director, investment banker, financial advisor or attorney, relating to any of such matters and if such inquiry or proposal is in writing, the Company shall deliver or cause to be delivered to Medco a copy of such inquiry or proposal; provided, however, that nothing contained in the Merger Agreement shall prohibit the Board of Directors of the Company from (i) furnishing information to, or entering into discussions or negotiations with, any persons or entity in connection with an unsolicited bona fide proposal by such person or entity to acquire the Company pursuant to a merger, consolidation, share exchange, business combination or other similar transaction or to acquire all or substantially all of the assets of the Company or any of its Significant Subsidiaries, if, and only to the extent that (A) the Board of Directors of the Company, after consultation with independent legal counsel (which may include its regularly engaged independent legal counsel), determines in good faith that such action is required for the Board of Directors of the Company to comply with its fiduciary duties to stockholders imposed by DGCL and (B) the Company (x) promptly provides notice to Medco to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person or entity and (y) receives a customary confidentiality agreement from such person or entity; or (ii) complying with Rule 14e-2 promulgated under the Exchange Act with regard to a Competing Transaction. For purposes of the Merger Agreement, "Competing Transaction" shall mean any of the following involving the Company or any of its subsidiaries: (i) any merger, consolidation, share exchange, business combination, or other similar transaction (other than the transactions contemplated by the Merger Agreement); (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 15% or more of the assets of the Company and its subsidiaries, taken as a whole, in a single transaction or series of transactions, other than in the ordinary course of business;
(iii) any tender offer or exchange offer (other than the Offer) for 15% or more of the outstanding shares of capital stock of the Company or the filing of a registration statement under the Securities Act of 1933, as amended, in connection therewith; (iv) any person (other than Merck or its subsidiaries) shall have acquired beneficial ownership or the right to acquire beneficial ownership of, or any "group" (as such term is defined under Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 15% or more of the then outstanding shares of capital stock of the Company (other than through the vesting of stock options granted prior to the date of the Merger Agreement or acquisitions in arbitrage transactions); or (v) any public announcement of a proposal, plan or intention to do any of the foregoing.

  Stock Options. The Board of Directors and certain employees of the Company have previously been granted Stock Options to purchase an aggregate of 3,454,275 shares of Common Stock. The Merger Agreement provides that holders of Stock Options vested before or as a consequence of the Merger may elect to receive, for each share of Common Stock subject to such Stock Option, an amount equal to the excess of $3.00 over the exercise price per share of Common Stock under the Stock Option, payable in cash immediately following the Effective Time or, with respect to any person subject to Section 16(a) of the Exchange Act as soon as practicable after the first date payment can be made without liability to such person under Section 16(b) of the Exchange Act. If a Stock Option is not cancelled pursuant to the foregoing, it will be deemed to constitute an option to acquire the number of shares of Merck Common Stock equal to the product of (i) the number of shares of Common Stock

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issuable upon exercise of the Stock Option, and (ii) $3.00 divided by the average of the closing sales prices of Merck Common Stock on the New York Stock Exchange for the ten (10) consecutive days immediately prior to and including the day preceding the Effective Time, at a price per share equal to
(a) the aggregate exercise price for shares of Common Stock under the Stock Option, divided by (b) the number of shares of Merck Common Stock issuable per share of Common Stock upon exercise of the Stock Option, as set forth above.

  Conditions to the Offer. Notwithstanding any other term of the Offer or the Merger Agreement, Purchaser shall not be required to accept for payment or pay for, subject to any applicable rules and regulations of the SEC, including Rule 14c-1(c) of the Exchange Act, any shares of Common Stock not theretofore accepted for payment or paid for and may terminate the Offer unless (i) there shall have been validly tendered and not withdrawn prior to the expiration of the Offer that number of shares of Common Stock which would represent at least a majority of the outstanding shares of Common Stock on a fully diluted basis (the "Minimum Condition") and (ii) any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR Act") applicable to the purchase of shares of Common Stock pursuant to the Offer shall have expired or been terminated. Furthermore, notwithstanding any other term of the Offer or the Merger Agreement, Purchaser shall not be required to accept for payment or, subject as aforesaid, to pay for any shares of Common Stock not theretofore accepted for payment or paid for, and may terminate the Offer if immediately prior to the acceptance of such shares of Common Stock for payment or the payment therefor, any of the following conditions exist or shall occur and remain in effect:

    (a) any action, suit, or proceeding by any Governmental Entity (as defined in the Merger Agreement) shall be threatened or pending
  (i) challenging the consummation of any of the transactions contemplated by the Merger Agreement, (ii) seeking rescission of the transactions contemplated by the Merger Agreement following consummation or seeking to cause Merck or Medco to hold the Surviving Corporation or its assets separate, (iii) seeking relief which would adversely affect the right of Merck or Medco to own the Common Stock and to control the Surviving Corporation and its subsidiaries, or (iv) seeking relief which would adversely affect the right of any Surviving Corporation and its subsidiaries to own its assets and to operate its business (and no such order, decree, injunction, judgment, ruling or charge with respect to the matters set forth in this clause (a) shall be in effect); or

    (b) there shall have been enacted, entered, enforced or deemed applicable to the Offer or the Merger, by any state, federal or foreign government or governmental authority or by any court, domestic or foreign, any statute, rule, regulation, judgment, decree, order or injunction, that prohibits or makes illegal the making or consummation of the Offer or the Merger; or

    (c) The Company and Purchaser shall have reached an agreement or understanding that the Offer or the Merger Agreement be terminated or the Merger Agreement shall have been terminated in accordance with its terms; or

    (d) except where the inaccuracies of any representations and warranties of the Company would not, in the aggregate of all such inaccuracies, have a Company Material Adverse Effect (as defined in the Merger Agreement), any of the representations and warranties of the Company set forth in the Merger Agreement, shall not have been true and correct in all respects when made or shall thereafter have ceased to be true and correct as if made as of such later time (other than representations and warranties made as of a specific date which shall remain true and correct as of such date except where the failure to be so true and correct would not have a Company Material Adverse Effect); or

    (e) the Company shall not have performed or complied with any agreement or covenants required by the Merger Agreement to be performed or complied with by it on or prior to the scheduled expiration date of the Offer, except where the failure to so comply would not have a Company Material Adverse Effect. The Company shall have not sold its operations in Costa Rica, Panama and Peru; or

    (f) any consent, approval or authorization legally required to be obtained to consummate the Offer shall not have been obtained from or made with all required Governmental Entities; or

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

    (g) the Company's Board of Directors shall have withdrawn, modified or amended its recommendation of the Offer in any manner adverse to Merck, Medco and Purchaser, or shall have recommended acceptance of any Competing Transaction or shall have resolved to do any of the foregoing; or

    (h) a tender offer or exchange offer (other than the Offer) for 50% or more of the outstanding shares of capital stock of the Company is commenced and the Board of Directors of the Company recommends that shareholders tender their shares into such tender or exchange offer;

which, in the reasonable judgment of Medco and Purchaser, in any case, and regardless of the circumstances (including any action or inaction by Medco or Purchaser or any of their affiliates other than any action or inaction constituting a material breach by Medco or Purchaser of their obligations under the Merger Agreement) giving rise to any such condition, makes it inadvisable to proceed with the Offer or with such acceptance for payment, purchase or, or payment for the shares of Common Stock.

  The foregoing conditions are for the sole benefit of Purchaser and may be asserted by Purchaser regardless of the circumstances giving rise to any such condition and may be waived by Purchaser, in whole or in part, at any time and from time to time, in the sole discretion of Purchaser. The failure by Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, the waiver of such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances, and each right will be deemed an ongoing right which may be asserted at any time and from time to time.

  Should the Offer be terminated pursuant to the foregoing provisions, all tendered shares of Common Stock not theretofore accepted for payment shall forthwith be returned to the tendering stockholders.

  The Company and Merck each filed a Notification and Report Form regarding the Merger with the Federal Trade Commission ("FTC") on May 3, 1996, pursuant to the HSR Act, and the pre-merger waiting period under the HSR Act terminated on May 24, 1996.

  Conditions to the Merger. The obligations of each of the Company, Purchaser and Medco to effect the Merger are conditioned upon, among other things: (i) Purchaser shall have purchased, pursuant to the Offer, a number of shares which satisfies the Minimum Condition, (ii) approval and adoption of the Merger Agreement and the Merger by the requisite vote of the stockholders of the Company; (iii) no Governmental Entity or federal or state court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the transactions contemplated by the Merger Agreement illegal or otherwise prohibiting consummation of the transactions contemplated by the Merger Agreement; and (iv) the expiration or termination of the applicable waiting period under the HSR Act.

  The Company's obligation to effect the Merger is also subject to the representations and warranties of Purchaser, Medco and Merck being materially correct as of the Effective Time, and with performance by Purchaser, Medco and Merck of all material agreements and covenants required by the Merger Agreement. Medco's obligations to effect the Merger are also subject to the Company's representations and warranties in the Agreement (including the Company's representations regarding the absence of litigation and the absence of certain changes and events since January 1, 1996) being materially correct as of the Effective Time, and the Company's performance of all material agreements and covenants required by the Merger Agreement.

  Termination. The Merger Agreement may be terminated at any time prior to the Effective Time by: (i) mutual consent of the Company and Medco; (ii) by Medco, upon a breach of certain representations or covenants of the Company in the Merger Agreement, or by the Company, upon a breach of certain representations or covenants of Medco in the Merger Agreement, unless in either case the breach is curable by commercially reasonable efforts and the breaching party continues to exercise such efforts; (iii) by either Medco or the Company, if
(a) there is any final and nonappealable order of any court or governmental body preventing consummation of the Merger, (b) if the Offer shall have expired or been terminated in accordance with its terms as the result of the failure of any of the conditions to the Offer without the Purchaser having purchased any shares of Common Stock pursuant to the Offer,
(c) the Merger Agreement fails to receive the requisite vote for approval and adoption by the stockholders of the Company or (d) the Merger has not been consummated on or before September 30, 1996; (iv) by Merck or Medco, if (a) the Company's Board of Directors withdraws its support for the Offer or Merger or supports a Competing Transaction, (b) a tender offer or exchange offer (other than the Offer) for 50% or more of the outstanding shares of capital stock of the Company is commenced, and the Board recommends that shareholders tender their shares into such offer, or (c) any person (other than Merck or its subsidiaries) or group acquires beneficial ownership of more than 30% of the Company's outstanding capital stock; or (v) by the Company, if (a) its Board of Directors determines in good faith, after consultation with independent legal counsel, that it is required by Delaware Law to enter into a definitive agreement for a Competing Transaction which the Board determines is financially superior to the Merger and is reasonably likely to be consummated,
(b) the Offer shall not have been timely commenced in accordance with the Merger Agreement or (c) the Offer shall have expired or terminated without any shares of Common Stock being purchased thereunder, or if no such shares of Common Stock have been purchased thereunder by September 30, 1996, unless failure to so purchase shares of Common Stock is caused by or results from a breach by the Company of the Merger Agreement.

  The Merger Agreement provides that the Company will pay Medco $2,000,000 and reimburse Medco for up to $250,000 of out-of-pocket expenses related to the Offer and Merger if the Merger Agreement is terminated by the Company (i) based on the determination by the Board of Directors of the Company that the Company is required under Delaware law to enter into a definitive agreement for a Competing Transaction, or (ii) for any reason other than a breach of the Merger Agreement by Medco or Purchaser, and either (a) the Board of Directors withdraws its support for the Offer or the Merger or supports a Competing Transaction, or (b) certain conditions to the Merger fail to occur and either a Competing Transaction is consummated, or any person (other than Merck or its subsidiaries) acquires beneficial ownership of more than 50% of the Company's outstanding Common Stock, within one year after the date of the Merger Agreement. If Medco terminates the Merger Agreement based on the existence of a governmental action or court order, Medco will pay the Company $500,000 and reimburse the Company for up to $500,000 of out-of-pocket expenses related to the Offer and the Merger.

  Rights Agreement. The Company has outstanding preferred stock purchase rights of the Company issued pursuant to a Rights Agreement. The Merger Agreement requires the Company to take all necessary action to cause the dilution provision of the Rights Agreement to be inapplicable to the Offer and Merger, without payment to holders of rights issued pursuant to such Rights Agreement.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  (a)-(b) Recommendation. The Company's Board of Directors, acting unanimously, has approved the Merger Agreement, approved the Offer and determined that the Offer and Merger are fair to and in the best interests of the Company's stockholders.

  The Board recommends that stockholders accept the Offer and tender their Shares into the Offer.

  A copy of a letter to stockholders communicating the board's recommendation is filed as Exhibit 4 to this Schedule 14D-9 and is incorporated herein by reference.

  Background of the Transaction. During 1994, the pharmacy benefits management ("PBM") industry continued its recent trend of PBM companies being acquired by pharmaceutical manufacturers, and the Company was approached by several potential partners inquiring as to potential business combinations. In response to this industry dynamic and these inquiries, the Company retained Morgan Stanley on August 18, 1994 as its financial advisor to help the Company explore strategic alternatives. Although exploratory discussions were held with several potential partners in 1994, no business combination proposals were presented to the Company at that time.

  In mid-1995, representatives of Medco contacted Mr. Westover, the President and Chief Executive Officer of the Company, concerning a potential acquisition of the Company by Medco. The parties engaged in preliminary discussions and executed a confidentiality agreement in July of 1995. The Company provided certain information to Medco, and had discussions with Medco concerning the Company's business and operations, throughout the Fall of 1995 and through April of 1996. During this time, Morgan Stanley continued to explore strategic alternatives that might be available to the Company, and contacted numerous potential partners about a potential business combination with the Company. None of these contacts, however, expressed any interest in any business combination with the Company.

  The Company learned that several of its key customers would not be renewing their contracts with the Company for 1996, which was projected to reduce revenues for 1996 by $24 million to $32 million. The Company initially believed that it would be able to replace at least a portion of this business with new customers, or with increased business from existing customers.

  In January and February of 1996, the Company continued to provide information to and have discussions with Medco. The Company's Board of Directors met seven times during that period to consider, among other things, the strategic alternatives available to the Company, including a possible merger transaction with Medco. In late February of 1996, Medco indicated interest in acquiring the Company for a price in the $3.00 per share price range. At a Board of Directors' meeting on February 26, 1996, following a review of the discussions with Medco and after consultation with Morgan Stanley, the Board of Directors decided not to continue further discussions with Medco at that time. At that time, the closing sales price of the Common Stock on NASDAQ was $5 1/8 per share.

  The Board of Directors met twice in March of 1996 to consider strategic alternatives available to the Company. The Company's operating results continued to deteriorate in March and April of 1996. In particular, the Company learned that two large customers would be reducing the volume of the pharmaceutical claims processing transactions during the remainder of 1996, and the Company continued to have difficulty in obtaining new large accounts. In April, the closing sales price of the Common Stock dropped to a low of $2 3/8 per share.

  In early April of 1996, representatives of Medco again contacted the Company to inquire whether the Company was interested in an acquisition proposal in the $3.00 per share range. The Board was advised of this proposal at its April 3, 1996 meeting, and again decided not to pursue the matter.

  At an April 12 Executive Committee meeting and an April 16 Board meeting, the Board of Directors continued to consider and analyze in detail all of the strategic alternatives available to the Company, including the Company's prospects for continuing as an independent entity. Based on these discussions, and particularly in light of increasing competitive pricing pressures in the PBM industry, the Company's recent loss of significant business and its relative lack of success in obtaining new large accounts, the Board of Directors determined that it would be prudent to further consider Medco's proposal. During this time, the Company continued to provide information to Medco, and representatives of the Company and Medco continued to have informal contacts.

  The Company received a draft Merger Agreement from Medco on April 18, 1996, and representatives of the Company and Medco and their respective legal and financial advisors proceeded to negotiate the terms of the definitive Merger Agreement. During the negotiation, the Company proposed a price of $3 3/8 per share, but such proposal was rejected by Medco. The Company's Board of Directors met on April 22, April 24 and April 27, 1996 to discuss the potential sale of the Company to Medco, with representatives of Morgan Stanley and the Company's outside legal counsel present at each meeting. At those meetings, the strategic alternatives available to the Company, the potential risks and benefits thereof, and the terms of the proposed transaction with Medco, were all discussed in detail. At each meeting, members of the Company's senior management discussed the Company's financial prospects in light of the recent losses of certain of the Company's major customers, the Company's unsuccessful efforts to generate new accounts to replace these customers, and the evolving nature of the PBM business, including increased competitive pricing pressure, increases in branded drug costs and reduced market performance discounts. At the April 22 and 27 meetings, a representative of Morgan Stanley discussed in detail that firm's assessment of the Company's financial prospects, and that a complete market search for potential business partners (consisting of over 30 companies approached) had turned up no interest for a potential business combination with the Company. At the April 27 meeting, a representative of Morgan Stanley presented that firm's opinion that the proposed merger was fair from a financial point of view to the Company's stockholders.

  The Board of Directors held another meeting on April 28, 1996 to further discuss the terms and merits of the proposed Medco acquisition, with the Company's outside legal counsel present. After extensive discussion and consideration, the Board approved the Initial Merger Agreement dated as of April 28, 1996 (the "Initial Merger Agreement") and authorized the execution of the Initial Merger Agreement. On June 7, 1996, the Board of Directors met again to review and approve the proposed amendments to the Merger Agreement, which amendments primarily involved providing for the Offer by the Purchaser. The reasons for the Board's decision to approve the Offer and Merger are discussed in detail below.

  Reasons for the Board's Recommendation. Prior to reaching its conclusions, the Board received presentations from and reviewed the Offer and Merger with, management of the Company as well as the financial advisor and outside legal counsel to the company. On reaching its conclusions, the Board considered a number of factors, including, but not limited to, the following:

    (i) The Company's Business, Financial Condition and Prospects. In evaluating the terms of the Offer and Merger, the Board considered, among other things, information with respect to the financial condition, results of operations and business of the Company, on both a historical and a prospective basis, and current industry, economic and market conditions. The members of the Board were generally familiar with and knowledgeable about the Company's affairs, including the present and possible future economic and competitive environment in which the Company operates its PBM business, and further reviewed these matters in the course of their deliberations.

    The Board considered the fact that, while the Company had posted record revenues and earnings in 1995, it had also experienced a decrease in revenues and net income for the quarter ended December 31, 1995 as compared to the same period of 1994, and a decrease in revenues and a $2.6 million net loss for the quarter ended March 31, 1996. The Board was aware that several of the Company's key customers had not renewed their contracts with the Company for 1996, which was projected to reduce revenues for 1996 by $24 to $32 million, and that while management had initially been optimistic about the prospect of additional revenues from new accounts, during the first four months of 1996 several other important customers had notified the Company of their intent to reduce their business with the Company. The Company had recently been informed by two of its three largest claims processing clients that they would be terminating their contracts in 1996. These clients represented approximately $7.6 million of claims processing and mail service revenues in 1995. The Board of Directors was also aware that the Company had been unable to win competitive bids for certain large customers that would have replaced this lost business.

    The Board also considered the fact that the Company had already taken a restructuring charge to earnings of approximately $1.6 million in the first quarter of 1996, as a result of organizational changes intended to minimize any reduction in future profits from lower revenues.

    In evaluating the Company's prospects for increasing future revenues, the Board was aware of the changing nature of the PBM industry, which was characterized by high volumes and extremely narrow margins and where the largest competitors were able to maintain a competitive cost structure by securing significantly greater supplier discounts and rebates. The Board also considered the trend of aggressive pricing of products and services by larger competitors who had succeeded in winning some of the Company's biggest customers by offering aggressive discounts which the Company was unable to match. The Board also considered other structural industry trends which would have made it difficult for the Company to increase future revenues, including the fact that pharmaceutical manufacturers were generally increasing drug costs and trying to improve their own margins by generally making it more difficult for

  PBMs to obtain rebates. The Board was also aware that customers were increasingly focusing on price as the primary factor in choosing a PBM and demanding that PBMs share the rebates they received from manufacturers, so that the Company's reputation for superior levels of customer service was less important to customers than in the past.

    Based on its review and consideration of these and other factors, particularly the difficulty the Company would have in competing for new customers in an industry where the largest PBMs appeared to have a significant advantage over smaller competitors, the Board of Directors determined that a sale of the Company for $3.00 per share in cash was in the best interests of the Company's stockholders.

    (ii) Alternative Transactions. The Board determined, based on advice from the Company's senior executive officers and Morgan Stanley, that it was unlikely that a sale of the Company, or another transaction involving the Company and another entity, could be structured in a manner that would offer comparable value to the stockholders. Morgan Stanley reported to the Company that, despite numerous inquiries, it had been unable to identify any other serious potential acquirors.

    (iii) Management's Recommendation. The Board reviewed presentations from, and discussed the terms and conditions of the Merger Agreement and the Offer and Merger with, senior executive officers of the Company, representatives of its outside legal counsel and representatives of its financial advisor. The Board considered the view of management that the Offer and Merger were in the best interests of the Company and its stockholders.

    (iv) Opinion of Morgan Stanley. The Board considered the opinion of Morgan Stanley that the consideration to be received by the stockholders pursuant to the Merger Agreement is fair to such holders from a financial point of view, as well as the presentation made by Morgan Stanley to the Board, to support the Board's determination that the Offer and Merger is fair to the stockholders. The full text of Morgan Stanley's written opinion dated as of June 7, 1996, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached as Exhibit 5 hereto (the "Morgan Stanley Opinion") and is incorporated herein by reference. Holders of Common Stock are urged to, and should, read the Morgan Stanley Opinion carefully and in its entirety. The Morgan Stanley Opinion is directed to the Company Board of Directors and the fairness of the consideration to be received by the holders of Common Stock pursuant to the Merger Agreement, and it does not address any other aspect of the Offer or Merger nor does it constitute a recommendation to any holder of Common Stock as to whether or not such holder should participate in the Offer. The summary of the Morgan Stanley Opinion set forth herein is qualified in its entirety by reference to the full text of such opinion.

    (v) Stockholder Approval. The Board considered the fact that the Offer is conditioned on a majority of the outstanding shares of Common Stock on a fully diluted basis tending their shares to the Purchaser. The Board considered the fact that a decision by the Board to reject the Merger Agreement might deprive the stockholders of the opportunity to determine where their best interests lay, while a decision to approve the Offer and Merger would furnish stockholders with such an opportunity.

    (vi) Recent Market Prices Compared to the Consideration to be Received in the Merger. The Board reviewed the historical market prices and recent trading activity of the Common Stock. The Board noted that while the Common Stock closed at $5 1/4 as recently as February 28, 1996, the closing sales price had dropped to as low as $2 3/8 on April 3, 1996, and the $3.00 per share price to be paid in the Merger was between the high and low sales prices of the Common Stock on April 26, 1996, the last trading day before the public announcement of the proposed Merger. In evaluating the adequacy of the $3.00 per share price, the Board considered the fact that the Company had not yet announced its results for the first quarter of 1996, or filed its quarterly report on Form 10-Q for that quarter. The Board, after consultation with Morgan Stanley, believed that the market price of the Common Stock was likely to decrease to a price below $3.00 per share upon the release of the unfavorable first quarter results.

    (vii) Termination Provision; No Financing Condition. The Board considered as favorable to its determination the fact that the Merger Agreement permits the Board to approve a Competing Transaction that it believes is in the best interests of the stockholders. See "The Terms of the Merger--Certain Covenants" and "Termination." The Board also regarded as favorable the fact that the Merger Agreement does not contain a financing condition, and that Merck is a large enterprise, and that accordingly the Merger has a low risk of noncompletion due to any financial inability of Medco.

    (viii) Conditions to the Merger. The Board was aware that Medco's obligation to consummate the Merger was contingent upon termination or expiration of the applicable waiting period under the HSR Act, and viewed as a negative factor the fact that Medco was not obligated under the Merger Agreement to take certain actions with respect to securing approval under the HSR Act, and that Medco was also not obligated to consummate the Offer and the Merger if certain representations and warranties of the Company (including representations regarding litigation and the absence of certain material adverse events since January 1, 1996) were not true at the Effective Time. However, the Board was aware that these conditions had been the subject of intensive negotiations between the parties and had been insisted upon by Medco.

    (ix) Taxable Transaction. The Board viewed as a negative factor to its determination the fact that, like all cash tender offers, the Offer and Merger would be a taxable transaction. However, the Board determined that this factor may be offset by the fact that a cash transaction could result in a tax loss for certain stockholders. In addition, the Board was aware that Merck had refused to negotiate a stock transaction and did not believe that it would be able to effect a tax-free transaction offering comparable value to the stockholders.

  The foregoing description of the factors considered by the Board is not all-inclusive but covers the principal matters discussed in detail by the Board. In view of the wide variety of factors considered, the Board did not consider it practical to, nor did it attempt to, quantify or attach any particular weight to any of the factors it reviewed in reaching its conclusion to recommend the Offer to the stockholders as being in their best interests.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The Company has engaged Morgan Stanley as its financial advisor with respect to the Offer and the Merger and other matters in connection therewith. Pursuant thereto, Morgan Stanley was engaged, among other purposes, to negotiate the terms of the Merger, including the terms of the Offer, and to render its opinion that the consideration to be received by the Company's stockholders is fair from a financial standpoint.

  The Board of Directors retained Morgan Stanley based upon its experience and expertise. Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Morgan Stanley is a full service securities firm engaged in securities trading and brokerage activities, as well as providing investment banking and financial advisory services. In the ordinary course of Morgan Stanley's trading and brokerage activities, Morgan Stanley or its affiliates may at any time hold long or short positions, may trade or otherwise effect transactions, for its own account or for the account of customers, in debt or equity securities of the Company or Merck. In the past, Morgan Stanley and its affiliates have provided financial advisory and financing services for the Company and Merck and Medco and have received fees for the rendering of these services.

  Pursuant to a letter agreement dated as of August 18, 1994, between the Company and Morgan Stanley, the Company retained Morgan Stanley to render advisory services in connection with strategic alternatives available to the Company. The Company agreed to pay Morgan Stanley a Transaction fee of $2,000,000 payable at the time the transaction is closed. The Company has also agreed to reimburse Morgan Stanley for its out-of-pocket expenses, including the fees of its legal counsel, and to indemnify Morgan Stanley for liabilities and expenses arising out of the engagement and the transaction in connection therewith, including liabilities under the federal securities laws, incurred in connection with its services.

  Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to stockholders of the Company on its behalf concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  (a) To the best of the Company's knowledge, no transactions in the Shares have been effected during the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company.

  (b) The Company has been advised that its executive officers, directors and affiliates currently intend to tender any Shares that are held of record or beneficially owned by such persons pursuant to the Offer, subject to personal tax and other considerations, including the short-swing profit recovery provisions of Section 16(b) of the Exchange Act. There are no written agreements by any officer or director to tender their Shares to the Purchaser.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

  On April 28, 1996, Purchaser, Medco, Merck and the Company entered into the Initial Merger Agreement, and on June 10, 1996, entered into an amended and restated Merger Agreement. See Item 3(b)(ii) above for a description of the Merger Agreement.

  Except as described above, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (1) an extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company; (2) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (3) a tender offer for or other acquisition of securities by or of the Company; or (4) any material change in the present capitalization or dividend policy of the Company.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

  (a) Section 203. As a Delaware corporation, the Company is subject to section 203 ("Section 203") of the Delaware General Corporation Law. Section 203 would prevent an "Interested Stockholder" (defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "Business Combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person became an Interested Stockholder unless: (i) before such person became an Interested Stockholder, the board of directors of the corporation approved the transaction in which the Interested Stockholder became an Interested Stockholder or approved the Business Combination, (ii) upon consummation of the transaction which resulted in the Interested Stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers and employee stock ownership plans that do not provide for confidential voting by plan participants), or (iii) following the transaction in which such person became an Interested Stockholder, the Business Combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of 66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder. The Board of Directors of the Company has unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the restrictions of acquisition by Purchaser of Shares pursuant to the Offer. Section 203 will not apply, to Merck, Medco or Purchaser as a result of the consummation of the transaction contemplated by the Merger Agreement.

  (b) Litigation. In April and May 1996, two stockholders of the Company filed class action lawsuits in Los Angeles County Superior Court in the State of California against the Company and certain of its directors. The first action is Slomovics v. Systemed Inc., et al., Case No. NC019070, the second action is Lemmer v. Systemed Inc., et al., Case No. BC149290 (which has not yet been served). A third stockholder filed a class action in May 1996 in the Court of Chancery of the State of Delaware in and for New Castle County against the Company, certain of its directors and Merck. Fitzgerald v. Systemed, Inc., et al., Case No. 14987 (which has not yet been served). The suits allege that the defendants breached their fiduciary and other common law duties to the stockholders by virtue of entering into the Merger Agreement, thereby allegedly failing to obtain the maximum realizable value of the Common Stock. The suits seek to enjoin and rescind the Merger, and seek damages in an unspecified amount. The Company believes that the suits are without merit. On June 7, a settlement agreement was entered into in the three actions. In the agreement, which is subject to court approval, it is recognized that proceeding with the Offer, rather than by merger, will give the Company's shareholders an opportunity to receive the proposed consideration earlier than was previously contemplated. The agreement also gives plaintiffs' counsel in the actions the opportunity to comment on, and propose changes to, the relevant disclosure documents relating to the Offer; provides for the release of all claims arising from any facts that have been alleged or could be alleged relating to the proposed acquisition; and provides that the defendants agree to pay, and will not oppose, an award of attorneys' fees and expenses to plaintiffs' counsel of an aggregate amount not to exceed $175,000, if approved by the court.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

 EXHIBIT
   NO.                                 DESCRIPTION
 -------                               -----------
   1     Press Release dated April 29, 1996 announcing the Merger
   2     Amended and Restated Agreement and Plan of Merger by and among Merck &
         Co., Inc., Merck-Medco Managed Care, Inc., S Acquisition Corp and the
         Company, dated as of June 10, 1996
   3     Pages 4-8 of the Company's 1996 Proxy Statement, dated April 16, 1996, for its May 24, 1996 Annual Meeting of Stockholders
   4     Letter, dated June 11, 1996, from the Company's President and Chief
         Executive Officer to the stockholders of the Company*
   5     Opinion of Morgan Stanley & Co., Incorporated*
   6     Press Release dated June 11, 1996 announcing the Offer

- --------
* Included in the Schedule 14D-9 mailed to the Company's stockholders.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Systemed Inc.

                                                     /s/ Sam Westover
                                          By __________________________________
                                             Name: Sam Westover
                                             Title: President and Chief
                                             Executive Officer

Dated: June 11, 1996